







USPS REGISTERED MAIL TRACKING #: RB623177237US, USPS RETURN RECEIPT #: 9590 9402 6407 0303 3998 93

DEED
Bk:1389 Page:514-515
RCD: 03/07/2022 @12:35:43:PM
FORREST COUNTY, MS
LANCE C. REID CHANCERY CLERK

Page 1 of 2

ALEX WAYNE DUNCAN
275 WEST HILLS DRIVE APARTMENT 2
HATTIESBURG, MISSISSIPPI 39402
(601) 596-9442

IRREVOCABLE POWER OF ATTORNEY

ALEX WAYNE DUNCAN ("Institution"), an incorporated depository institution having its principal office at 275 West Hills Drive, Apartment 2, in the City of Hattiesburg, County of Lamar, State of Mississippi, pursuant to and in accordance with the Power of Appointment Act of 1951, hereby irrevocably appoints the FEDERAL RESERVE BANK OF ST. LOUIS, the FEDERAL RESERVE BANK OF NEW YORK, and/or the FEDERAL RESERVE BANK OF ST. LOUIS'S and the FEDERAL RESERVE BANK OF NEW YORK'S designated standing proxy(ies) ("Banks") as with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of Institution, to endorse, assign, transfer, and deliver collateral for obligations as defined under the provisions of Operating Circular No. 10 and/or security for deposits of moneys under the applicable Department of Treasury regulations to any party, and to take any action deemed necessary or advisable by the Banks to either protect the Banks' interests or exercise its rights under Operating Circular No. 10 or applicable Department of Treasury regulations, including taking any action to perfect or maintain the Banks' security interest (including but not limited to recording an assignment of a mortgage or filing a financing statement). This power of attorney is coupled with an interest and as such is irrevocable and full power of substitution is granted to the assignee or holder.

Banks have all rights, powers, and authority to create, sign, perfect, and file any and all additional documents, instruments, agreements and financing statements necessary or desirable as determined by the Banks on behalf of Institution to secure and maintain good standing and compliance with the Banks pursuant to and in accordance with the Banks' applicable Operation Circulars, Rules, By-Laws, and Procedures.

Institution hereby ratifies any and all action as authorized herein previously taken by its abovenamed attorney in fact. The rights, powers and authority of the attorney in fact to exercise, perform and cause to be done any and all act whatsoever requisite and necessary by virtue of authority hereof shall remain in full force and effect and are binding upon Institution, its legal representatives, successors and assigns until all obligations of Institution to Bank have been fully satisfied and discharged.

IN WITNESS WHEREOF, Institution has caused its corporate seal to be hereunto affixed and has executed this power of attorney as of the 7th day of March, 2022.

By: :alex-wayne:duncan
Duly Authorized.

Master Account Holder/Authorized Signatory
Title

*** CERTIFIED COPY PAGE ***

FORREST COUNTY, MS
I LANCE C. REID, CHANCERY CLERK OF THE ABOVE NAMED COUNTY, AND STATE, DO CERTIFY THAT THE FOREGO IS A TRUE AND CORRECT COPY OF THE ORIGINAL AS APPEARS IN: DEED - 1389 AT PAGE - 514 IN SAID COURT.
WITNESS MY HAND AND SEAL THIS Tuesday, March 8, 2022.

LANCE C. REID, CHANCERY CLERK